NAME OF REGISTRANT:   Green Century Capital Management
NAME OF PERSON RELYING ON EXEMPTION:  Green Century Capital Management
ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal: Report on Coal Combustion Waste Southern Company Symbol: SO Filed by: Green Century Capital Management and Catholic Health East

SOUTHERN CORPORATION FAILS TO DISCLOSE COAL ASH RISK AND MITIGATION EFFOTRTS TO INVESTORS

We urge you to vote in favor of Proxy Item number 4—Stockholder proposal on Coal Combustion Byproducts Environmental Report.

Burning coal has significant environmental externalities that carry financial and regulatory risks. Each year, coal combustion leads to the creation of over 130 million tons of coal ash- a byproduct that contains arsenic, mercury, lead, and other toxins.  The failure to properly manage coal ash can expose utilities to significant environmental, financial and regulatory risk. In the opinion of the proponent, Southern Company (Southern) has failed to provide investors with sufficient information on   whether and how it is addressing or mitigating coal ash-related risks, particularly the potential for water contamination, in its SEC filings, on its website, or in other public documents.

According to the company’s 2011 10-K, Southern Company operates 22 facilities that manage coal ash or coal combustion waste (CCW).

Shareholders are being asked to vote FOR a report on the company’s efforts, above and beyond current compliance, to reduce environmental and health hazards associated with coal combustion waste contaminating water (including the implementation of caps, liners, groundwater monitoring, and/or leachate collection systems), and how those efforts may reduce legal, reputational and other risks to the company’s finances and operations.

Rationale for a “FOR” vote:
1.	Southern’s ash storage practices expose the company to significant financial and regulatory risks due to environmental and health hazards caused by coal ash.
2.	Southern’s public disclosure on this issue is insufficient. The company does not provide sufficient information on the efforts it is taking to reduce environmental and health hazards related to CCW.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management urges shareholders to vote for Item number 4 following the instruction provided on the management’s proxy mailing.

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Introduction
Burning coal has significant environmental externalities that carry financial and regulatory risks. Each year, coal combustion leads to the creation of over 130 million tons of coal ash, making it the second largest waste stream in the United States. Coal ash, or coal combustion waste (CCW), contains arsenic, mercury, lead, and other toxins which have been linked to cancer, neurological damage, reproductive failure, organ failure, and other serious health problems as well as widespread damage to ecosystems.1

Southern operates 22 CCW storage facilities but does not disclose to investors whether each has liners, caps, groundwater monitoring, or leachate collection systems beyond compliance with current regulations.  This information is critical for investors to understand the potential impact of our company’s ash ponds on the environment and possible related risks.

This is the third year that this proposal will go to a vote.  At the 2010 annual meeting of the company, the proponent filed a similar proposal seeking a report on coal combustion waste.  In March 2010, (after the proposal had been filed and before the company’s annual meeting) Southern released a report of coal combustion waste that failed to address much of the information investors sought.  The proposal went to a vote and received support of over 20 percent of voting shareholders demonstrating a significant portion of shareholders agreed.

In 2011, the proposal was updated to focus on the risks related to water pollution and specifics on efforts being taken to prevent such pollution. Based on such concerns, the proponent filed an updated proposal clarifying the types of information sought in such a report, namely “efforts, above and beyond current compliance, to reduce environmental and health hazards associated with coal combustion waste contaminating water (including the implementation of caps, liners, groundwater monitoring, and/or leachate collection systems), and how those efforts may reduce legal, reputational and other risks to the company’s finances and operations.”

Also in 2011, Southern requested no action relief from the Securities and Exchange Commission (SEC), arguing the proposal had already been substantially implemented. The agency agreed with the proponents that the company’s existing reporting did not fulfill the request of the proposal, clearing the way for  a vote which received 24 percent support. At the time of this writing, the company has not yet revised its 2011 report.  As a result, the proponents believe the company’s existing reporting fails to provide investors with the level of disclosure necessary to determine if the company is managing the associated risks and a significant portion of shareholders have concurred and voted in support of the proposal.

1.  SOUTHERN’S ASH STORAGE PRACTICES EXPOSE THE COMPANY TO SIGNIFICANT FINANCIAL AND REGULATORY RISKS:

Southern operates some of the largest coal ash waste facilities in the country.  In January 2012, research and analysis conducted by the Environmental Integrity Project found that  across the industry “Just 20 facilities account for more than half (57 million pounds) of the toxic metals contained in power plant waste and disposed of in surface impoundments in 2010.”2  Thirty-five percent of the top 20 list are Southern facilities with the company controlling the top two spots and three out of the top four.  As a result, the proponents contend that Southern company owns and operates some of the largest coal ash facilities in the country, which bring unique risks and challenges.

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Very recently, media reports have come out alleging that one of the company’s largest facilities, Plant Scherer in Georgia, could be having an adverse affect on the surrounding community.  According to a recent CNN article, “when Georgia Power sealed two wells, many in the community began to suspect the massive coal plant could be causing the contamination and illnesses.  One of the most commonly accepted theories by residents of Juliette is that uranium and other toxins from the coal waste are leaking from the ash pond into the area water table.”3 Around the same time as this report came out, officials with the Georgia Department of Public Health began an investigation on the public health impacts of the plant.4 These media reports do not confirm any wrongdoing by the company but do indicate that the company faces reputational risks even if the government investigation determines the company is not at fault.

FINANCIAL AND LITIGATION RISKS:
Given the toxic nature of coal ash, its management bring with it significant financial risks. Recent catastrophic events at CCW storage facilities show that the methods of storage implemented by Southern pose significant risks.  Cleanup and mitigation costs for breaches of CCW wet storage dams, leachate from dry storage and environmental and health hazards associated with groundwater contamination have cost its peer companies up to billions of dollars.
•
According to a 2011 Union of Concerned Scientist report, “The full extent of leakage from coal ash disposal sites is unknown, however, because many states do not require groundwater monitoring and federal oversight has been inconsistent.”5

•
A 2010 report, by the Environmental Integrity Project, Earthjustice and the Sierra Club, “has identified 39 more coal combustion waste (CCW) disposal sites in 21 states that have contaminated groundwater or surface water with toxic metals and other pollutants.  Their analysis …builds on a report released in February of 2010, which documented similar damage at 31 coal combustion waste dumpsites in 14 states.  When added to the 67 damage cases that the U.S. Environmental Protection Agency (USEPA) has already acknowledged, the total number of sites polluted by coal ash or scrubber sludge comes to at least 137 in 34 states.  This total represents nearly a three-fold increase in the number of damage cases identified in EPA’s 2000 Regulatory Determination on the Wastes from the Combustion of Fossil Fuels.”6  Clearly, this demonstrates that CCW has resulted in documented contamination and environmental risks, which could pose financial risks to the companies involved.

Wet coal ash storage risks:
In its coal ash report, Southern states that it produced 4.9 million tons of ash in 2009 and that 29% of its fly ash and 74% of its bottom ash was stored wet.  The proponent contends the company fails to provide adequate information on the protections employed at such facilities.

A dam breech at a Tennessee Valley Authority (TVA) facility clearly demonstrated the substantial risks related to dam failure at a “wet” storage facility could include:
•
In December 2008, a dam broke at a large CCW wet storage pond at the TVA coal plant in Kingston, TN and covered more than 300 acres in eastern Tennessee with coal ash sludge.7 TVA estimated total cleanup costs at up to $1.2 billion.8  The company has committed to spending $43 million on economic development projects in Roane County, where the spill took place, and has also spent $40.2 million buying out individual homeowners in the area surrounding the plant.

•
TVA is also facing significant litigation costs as a result of the spill. Since December 2008, at least 57 lawsuits representing more than 560 individual plaintiffs have been filed against the utility claiming property damage, health problems, and other damages as a result of the spill.9

•
The TVA spill could have significantly impacted the company's operations.  Though the Kingston plant was able to regain partial functionality by storing its coal ash in its other two ponds, many facilities are faced with having only one storage pond and would therefore be forced to shut down in the event of a spill.

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•
 According to Power Magazine, the spill means “a black eye for TVA’s reputation that will take years to heal.”10 In addition to the significant water pollution caused by the spill, respiratory threats can pose significant health risks to surrounding communities. A local Tennessee newspaper reported that the ash “dries easily and blows around,” creating an exposure pathway “wherever [the ash] is carried by the wind.”11 Environmental tests have come up positive for heavy metals and locals have experienced increased respiratory problems, forcing many away from their homes to avoid the remnants of the spill.12

Direct wet storage risks to Southern Company
Southern has at least one pond, Georgia Power Co.’s Plant Branch Power Station Pond E that has been rated as “high hazard” by the National Inventory of Dams.13 This rating means that in the event of a breach caused by failure or mis-operation, the event will probably cause loss of human life.14 TVA’s Kingston pond was also a “high hazard” impoundment.

Southern has experienced dam failures in the past, such as when a pond at Georgia Power’s Plant Bowen developed a four-acre, 30-foot-deep sinkhole in 2002 that released 2.25 million gallons of ash-contaminated water into a local waterway.15 The proponent contends Southern should provide investors increased information on how the company is working to prevent another such dam breach.

Dry coal ash storage risks:
Ash that is not stored “wet” in ponds is often stored “dry” in landfills or in mines. Clay liners, which are often used to line the bottom of ash landfills, have been shown insufficient to prevent leaching of CCW contaminants into groundwater.16 Experts recommend that landfills must have composite liners and leachate collection and treatment systems to prevent environmental and health hazards.  In a letter to the Office of Management and Budget (OMB), five prominent scientists concluded that “based on what science tells us from the tiny fraction that have been studied, the cost of as-yet unrecognized or ignored harm to human health and wildlife [from coal ash] can be reasonably anticipated to exceed all the previously mentioned costs combined.”17

According to figures cited in a 2011 Union of Concerned Scientists report, “Industry sources estimate that converting a coal plant to dry handling of its bottom ash would cost $20 million to $30 million per unit, that conversion to dry handling of fly ash would cost $15 million per unit (or $200 per ton of fly ash), that building a new landfill would cost $30 million, and that new wastewater treatment facilities would cost $80 million to $120 million per facility (ICF International 2010; EOP Group 2009).”18  The report notes that the above industry figures may be inflated but concluded, “clearly anyone making a long-term investment in a coal plant that currently lacks the capability to safely handle its coal ash faces the risk of significant new costs.”19

According to its coal combustion report, 71% of its fly ash and 26% of its bottom ash is stored dry but the company does not provide information on the protections it employs at these facilities, therefore investors do not have sufficient information to determine if the company is adequately managing the associated risks.

Recycling of coal ash can pose risks:
According to the company, about 30 percent of Southern’s coal combustion by-products are re-used. Although the company includes a section dedicated to its re-use of CCW, the proponent contends it fails to address the potential hazards associated with recycling options.  Furthermore, the company fails to recognize recent studies that have raised risks associated with reuse.

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Southern Company states in its Coal Combustion Report that: “EPA has twice – in 1993 and 2000 – determined that beneficial uses of CCBs pose no significant risk and that no additional national regulations for beneficially used CCBs were needed.”

In March 2011, The EPA Office of the Inspector General released a report with the following title: “EPA Promoted the Use of Coal Ash Products With Incomplete Risk Information.”20  Such a cautionary title from a government agency gives investors pause and heightens the need for the company to be transparent on the risks associated with this disposal method.

Furthermore, in a 60 Minutes report, EPA Administrator Lisa Jackson commented that she has “no data to say that [coal ash re-use in specific instances] is safe at this point.”21 There are documented cases of significant environmental and health impacts from the reuse of ash for some purposes.

Risks associated with recycling coal ash include:
•
Dominion Virginia Power supplied 1.5 million tons of fly ash to use as structural fill for a golf course in Chesapeake, Virginia.22 Once the course was built, toxins from the ash leached into groundwater and contaminated surrounding neighborhoods.  In February 2012, a lawsuit, representing 400 people living near the golf course and seeking $2 billion in damages, was filed.  A similar suit representing over 400 people seeking $1 billion was dropped in 2011 summer after a judge ruled that the plaintiffs had not sufficiently demonstrated they had suffered damages from well contaminations but the 2012 suit brings new evidence demonstrating that well-water testing showed elevated levels of toxic chemicals.23

•
In November 2009, the Office of the Inspector General (OIG) announced in a report on a potential cover-up of risk assessment information on coal ash that “it identified a potential issue related to the EPA's promotion of beneficial use through its Coal Combustion Product partnership and have referred the question how EPA established a reasonable determination for these endorsements to the appropriate OIG office for evaluation.”24

Given these risks, the proponents contend the company should provide more information on how the company is managing the risks associated with the recycling of coal ash.

REGULATORY RISK:
Currently, coal ash ponds and dry storage facilities for CCW are subject to less regulation than landfills accepting household trash.  However, new regulations have been introduced in Congress and are under review at the EPA.25

EPA regulations
In light of findings that link coal ash to several public health threats and instances of severe environmental degradation, the EPA is considering regulating coal ash as a hazardous waste.26 A hazardous waste designation would require the industry to spend billions of dollars to overhaul current ash storage practices. The new rules have been delayed and at this time, it is unclear when they will be published. Because of this delay, in April 2012 Earthjustice, on behalf of 11 environmental and public health groups, sued the EPA to set a deadline to pass coal ash rules.27

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The company does acknowledge that the EPA is currently reviewing its coal ash regulations and that this process could impact its operations. But the company fails to discuss what is requested by the proposal, which is what measures it is taking to reduce these potential costs.

For instance, a hazardous waste designation of coal combustion waste would require the industry spend billions of dollars to overhaul current ash storage practices and could—as the company acknowledges—result in significant changes to storage, management, disposal and reuse practices.  Southern may face substantially increased costs associated with the material and could even be forced to close down coal-fired power plants.  The proponents do recognize that the company has begun to provide investors with a little more information about the financial impacts of potential coal ash regulation in its 2011 10-K.  Investors welcome this increase in disclosure and are pleased the company is coming up with compliance cost estimates.  But investors would like to see the company provide more information on the steps it will have to take to bring its operations into compliance.

Federal legislation
A coal ash bill has passed the House of Representatives and has been introduced into the Senate, which would eliminate the federal government’s ability to regulate coal ash and leave oversight to the states.  There is concern from environmental advocates and the Obama Administration that the bill does not go far enough to protect human health and the environment. The Obama Administration is opposed to the legislation and has issues an official statement stating that the provisions are “insufficient to address the risks associated with coal ash disposal and management.”28

Regulatory consensus: Water monitoring and disclosure
The broader regulatory regime is in flux, but consensus has emerged that increased monitoring of coal ash waste facilities and improved disclosure of that information is necessary.  The various regulatory structures proposed by the EPA and the coal ash-related bills in Congress (including those that have been lambasted in the environmental community and by the President for not going far enough to protect against coal ash related risk) all include provisions calling for increased groundwater monitoring around ash disposal sites and calls for increased transparency of this information.

State-level regulation
If regulation is left up to the states the company still faces risk.29 The proponents note that state regulations for storing coal ash are less consistent than those for containing household waste and that such regulation do not provide assurance against groundwater and other contamination.  Furthermore, a recent review by Earthjustice and Appalachian Mountain Advocates of the coal ash regulation in 37 states covering over 98 percent of all coal ash produced made some startling findings:

“Our review reveals that most states do not require all coal ash landfills and ponds to employ the most basic safeguards required at household trash landfills, such as composite liners, groundwater monitoring, leachate collection systems, dust controls and financial assurance; nor do states require that coal ash ponds be operated to avoid catastrophic collapse. In addition, most states allow the placement of toxic coal ash in water tables and the siting of ponds and landfills in wetlands, unstable areas and floodplains. When measured against basic safeguards that the U.S. Environmental Protection Agency (EPA) identified as essential to protect health and the environment, state regulatory programs fail miserably to guarantee safety from contamination and catastrophe.”30

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The proponents are concerned that state-level protections are insufficient to protect against potential coal ash related risk.  Furthermore, the Proposal seeks disclosure of what measures the company is taking to reduce potential costs and risks associated with the likely problems of consistency and under-regulation of CCWs if the EPA chooses to largely leave these regulatory controls to the states.

There is no further disclosure of how current company efforts may be reducing legal, reputational and other risks to the company’s finances and operations. Since its level of disclosure of environmental protection measures is minimal, there is also insufficient disclosure of how those (undisclosed) efforts may reduce risks to the company, which is a significant concern to investors.

2.  SOUTHERN COMPANY’S PUBLIC DISCLOSURE ON THIS ISSUE IS INSUFFICIENT:
The company has not provided investors with sufficient information to enable them to determine whether the company recognizes and is properly managing the risks associated with its CCW storage, management, and disposal practices.

In its opposition statement, the company provides a description of the information covered in its Coal Combustion Byproducts report and attempts to make the case that that the reporting sufficiently addresses the proposal.  But proponents contend that the report, which has not been updated since before the SEC ruling allowed the resolution to stay on the proxy ballot last year, does not go far enough to address the central requests of the proposal.

In its resolve clause, the proposal contains specific guidelines regarding the types of information sought regarding strategies for reducing environmental and health hazards associated with potential water contamination. These include “implementation of caps, liners, groundwater monitoring and/or leachate collection systems,” and “how those efforts may reduce legal, reputational and other risks to the company’s finances and operations.” None of this pivotal information is included in the company’s reporting.

Southern Company lags behind its peers in reporting on coal ash
Not only has the company not provided investors with sufficient information to enable them to determine whether the company recognizes and is properly managing the risks associated with its CCW storage, management, and disposal practices, but its existing disclosures currently fall short of sector peers.
•	Duke Energy provides detailed information on each coal fired power plant, including its location and whether the bottom and fly ash at each facility are handled wet or dry.31
•
Progress Energy reports that it has “installed groundwater-monitoring wells around all our active ash ponds and take samples multiple times a year. We will work with state agencies to develop action plans based upon the results, if needed.”32 In addition, it discloses the frequency of its tests along with the specific components it tests for, along with general information on the process.33

•	MDU Resources provides information on the size and depth of each of its ponds along with the type of liner and a detailed discussion of its groundwater monitoring protocols at each facility.34

Due to risks associated with ash storage, investors urge Southern to provide the following information:
•	The portion of the company’s coal ash that is stored wet.
•	The percentage of the company’s coal ash stored dry.
•	For each disposal facility (pond and landfill), please disclose whether a pond is lined and the type of lining.

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•	If a disposal facility is not lined, the procedures the company has in place to ensure that there is no leaching.
•	Disclose whether the company has leachate collection systems at coal ash ponds.
•	Disclosure of any ponds that have leached and what has been done to remedy the situation.
•	Type of monitoring conducted at coal ash ponds including frequency and list of parameters monitored.
•	Provide details of company plans to transition impoundments to dry storage.
•	Disclose the company’s plan to remediate its existing wet storage facilities.
•	Disclose any other actions to transition to safer storage.
•	What measures Southern is taking to ensure dry storage does not pose additional public health or environmental threats.
•	Plans for post-closure care and monitoring of all coal ash landfill units. If monitoring will occur, describe what type of how long this will occur.
•	What direct discharge to surface waters exists from CCW units and do these discharges hold permits that place limits on discharge of pollutants to surface water. If so, what are these limits?

Currently the company has provided only a superficial discussion of its coal combustion waste management processes and very little discussion of the relative risks and risk reduction methods.

Given the risks associated with coal ash management, which could impact shareholder value, the proponents believe it is necessary for the company to provide more information on the protections it employs to limit the environmental and health hazards associated with CCW.

CONCLUSION:
An increasing number of studies and reports underscore that current practices for storing, managing, reusing, and disposing of CCW are insufficient to protect human and environmental health, and to protect utilities from financial and regulatory risk.  The possibility of regulating CCW as a hazardous waste in the United States, public sentiment across the country, and recent high-profile incidences of environmental and health hazards associated with CCW suggest that the sector as a whole is placing itself at greater risk by not addressing these issues in an aggressive and transparent way.

Southern Company in particular, due to the size, age and number of its facilities may face serious risks associated with potential spills, groundwater contamination, or other environmental and health hazards resulting from its CCW.

Investors are not being given adequate disclosure as to how the significant risks associated with Southern’s CCW storage practices are and will be managed.  Proponents urge shareholders to vote in favor of the proposal, asking Southern to report to investors on the company’s efforts, above and beyond current compliance, to reduce environmental and health hazards associated with coal combustion waste, and how those efforts may reduce legal, reputational and other risks to the company’s finances and operations.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management urges shareholders to vote for Item number 4 following the instruction provided on the management’s proxy mailing.

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NOTES

1 U.S. EPA, “Steam Electric Power Generating Point Source Category: Final Detailed Study Report,” October 2009. Page 6-2, 6-3.
2 “Disposal in Coal Ash Ponds Increases 9% in 2010,”Environmental Integrity Project, January 5, 2012, available at: http://www.google.com/url?sa=t&rct=j&q=&esrc=s&source=web&cd=1&ved=0CCYQFjAA&url=http%3A%2F%2Fwww.environmentalintegrity.org%2Fdocuments%2FEIPAshPondIncreasesFinal2_January52012.docx&ei=V4-ET-LoOPCw0QGKkKzrBw&usg=AFQjCNHosiPNlUlJCB1K5UlpSr1tAEEamA&sig2=Ydv_vF3bc_k-oCb5lvDH1w.
3 John Sepulvado, “A Power Plant, Cancer and a Small Town’s Fears,” CNN.com, March 31, 2012, available at:  http://www.cnn.com/2012/03/31/us/georgia-coal-power/index.html.
4 S. Heather Duncan, “State to Study Plant Scherer’s Health Effects,”Macon.com, April 4, 2012, available at: http://www.macon.com/2012/04/04/1975195/state-to-study-plant-scherers.html.
5 Freese, Barbara, SteveClemmer, Claudio Martinez, Alan Nogee, “A Risky Proposition: The Financial Hazards of New Investments in Coal Plants,” Union Of Concerned Scientists, March 2011, p 28.
6 Jeff Stant, “In Harms Way: Lack of Federal Coal Ash Regulations Endangers Americans and Their Environment,” Environmental Integrity Project, Earthjustice and the Sierra Club, August 26, 2010., p vi.
7 “EPA: Rivers high in arsenic, heavy metals after sludge spill,” CNN.com, December 29, 2008, available at:http://www.cnn.com/2008/US/12/29/tennessee.sludge/index.html.
8 Shaila Dewan, “T.V.A. to Pay $43 Million on Projects in Spill Area,” The New York Times. September 15, 2009, available at: http://www.nytimes.com/2009/09/15/us/15ash.html?_r=1.
9 “TVA Says it May Need a Year to Prepare for Lawsuits in Coal Ash Spill Case,” Associated Press, January 13, 2010. http://sg.us.biz.yahoo.com/ap/100113/us_tva_ash_spill_tennessee.html?.v=2 .
10 “Best Management Practices for Coal Ash Ponds,” POWER Magazine, March 1, 2009, available at:http://powermag.com/issues/departments/focus_on_o_and_m/Best-Management-Practices-for-Coal-Ash-Ponds_1762.html.
11 “Ash on the fly,” Chattanooga Times Free Press, May 26,2009, available at:  http://timesfreepress.com/news/2009/may/26/ash‐fly/?local.
12 For water tests, see APPALACHIAN VOICES ET AL., PRELIMINARY STUDY REPORT FROM WATER,
SEDIMENT AND FISH SAMPLES COLLECTED AT THE TVA ASH SPILL (2009), available at
http://www.appvoices.org/resources/ ; AppVoices_TVA_Ash_Spill_Report_May15.pdf. For air tests, see TVA, Metals Concentration Chart, http://www.tva.gov/kingston/air/TVA%20Onsite%20Air%20Metals%20vs%20Background%20Levelsr1.pdf.
13 “Coal Combustion Residues (CCR) - Surface Impoundments with High Hazard Potential Ratings,” The U.S. Environmental Protection Agency, updated April 2012, available at: http://www.epa.gov/epawaste/nonhaz/industrial/special/fossil/ccrs-fs/index.htm.
14 “Coal Combustion Residues (CCR) - Surface Impoundments with High Hazard Potential Ratings,” The U.S. Environmental Protection Agency, updated April 2012, available at: http://www.epa.gov/epawaste/nonhaz/industrial/special/fossil/ccrs-fs/index.htm.
15 Coal Combustion Waste Damage Case Assessments, U.S. EPA Office of Solid Waste, July 9, 2007, available at: http://www.publicintegrity.org/assets/pdf/CoalAsh-Doc1.pdf
16 Human and Ecological Risk Assessment of Coal Combustion Waste (draft), U.S. EPA, August 2007, available at: http://www.earthjustice.org/library/reports/epa-coal-combustion-waste-risk-assessment.pdf.
17 Scientists’ Letter to the Office of Management and Budget, January 8, 2010, available at:  http://tvakingston.blogspot.com/2010/01/regarding-epa-proposed-regulation-of.html
18 Freese, Barbara, Steve Clemmer, Claudio Martinez, Alan Nogee, “A Risky Proposition: The Financial Hazards of New Investments in Coal Plants,” Union Of Concerned Scientists, March 2011, p 30.
19 Freese, Barbara, Steve Clemmer, Claudio Martinez, Alan Nogee, “A Risky Proposition: The Financial Hazards of New Investments in Coal Plants,” Union Of Concerned Scientists, March 2011, p 30.
20 EPA Office of the Inspector General, “EPA Promoted the Use of Coal Ash Products With Incomplete Risk Information,” March 23, 2011.
21 “Coal ash: 130 Tons of Waste,” 60 Minutes, August 15, 2012, available at:  http://www.cbsnews.com/2100-18560_162-5356202.html?tag=contentMain;contentBody.
22Louise Hansen, “Lawsuit Claims Dominion Saw Golf Course as ‘Coal Ash Dump,” The Virginian-Pilot, August 27, 2009, available at: http://hamptonroads.com/2009/08/lawsuit-claims-dominion-saw-golf-course-coal-ash-dump.
23 Marjon Rostami, “Chesapeake Fly Ash Suit Against Dominion Refiled,” The Virginian-Pilot, February 22, 2012.
24 “Response to EPA Administrator’s Request for Investigation into Allegations of a Cover-up of the Risk Assessment for the Coal Ash Rulemaking,” U.S. EPA Office of Inspector General, November 2, 2009, pg 7, available at: http://www.epa.gov/oig/reports/2010/20091102-10-N-0019.pdf
Coal ash is currently promoted by an EPA-American Coal Ash Association partnership called “C²P².” C²P² also involves the Utility Solid Waste Activities Group (USWAG), Department of Energy (DOE), Federal Highway Administration (FHWA), the Electric Power Research Institute (EPRI), and the United States Department of Agriculture Agricultural Research Service (USDA-ARS). The mission of the partnership is “to promote the beneficial use of coal combustion products and the environmental benefits that result from their use.” Some of the benefits of reusing coal ash, according to the C²P² website, include lower greenhouse gas emissions for cement and a reduction of the need to mine new materials.
25 “Hundreds of coal ash dumps lack regulation,” The New York Times, January  6, 2010. http://www.nytimes.com/2009/01/07/us/07sludge.html?_r=1
26 “EPA Announces New Action to Prevent Coal Ash Releases,” US EPA website, March 9, 2009, available at: http://yosemite.epa.gov/opa/admpress.nsf/d0cf6618525a9efb85257359003fb69d/b2856087389fb82485257574007409c1!OpenDocument.

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27 Earthjustice Press Release, “Community Groups File Lawsuit for Federal Coal Ash Protections,” April 5, 2012, available at: http://earthjustice.org/news/press/2012/community-groups-file-lawsuit-for-federal-coal-ash-protections.
28 Statement of Administration Policy,” H.R. 2272 – Coal Residuals Reuse and Management Act,” Executive office of the President, Office of Management and Budget, October 12, 2011.
29 “Coal Combustion Byproducts,” Southern Company report, Updated Janary 2011, available at: http://www.southerncompany.com/planetpower/pdfs/ccbrp.pdf.
30 Lisa Evans, Michael Becher, and Bridget Lee, “State of Failure,” Earthjustice and Appalacian Mountain Advocates, August 2011, (emphasis in the original, citation removed).
31 Duke Energy Website, available at: http://www.duke-energy.com/environment/land-quality.asp, accessed April 18, 2012.
32 Progress Energy website, available at: https://www.progress-energy.com/commitment/environment/what-we-are-doing/airandwater.page?, accessed April 3, 2012.
33 Fact Sheet: Groundwater around ash ponds, 2012, available at: Groundwater Fact Sheet, accessed April 3, 2012.
34 “A Report on MDU Resources Group Inc. Production and Safe Management of Coal Combustion Residuals (CCR), available at: http://www.mdu.com/CorporateResponsibility/Pages/Environmental.aspx

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